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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41740

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ross, Sinclaire & Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

700 Walnut Street, Suite 600
(No. and street)

Cincinnati	**OH**	**45202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Sharp **513-762-3660**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

250 East Fifth Street, Suite 1900	**Cincinnati**	**OH**	**45202**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

R | S | A

OATH OR AFFIRMATION

I, Murray Sinclaire, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2008, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/09 Date

President and CEO

Subscribed and Sworn to before me

This 25th day of Feb, 2009

Beverly A. Kennedy

Notary Public

BEVERLY A. KENNEDY
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 02-22-11

Ross, Sinclaire & Associates, LLC

SEC File Number 8-41740

Statement of Financial Condition
as of December 31, 2008,
Supplemental Report on Internal Control
and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202-4136
USA

Tel: +1 513 784 7100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To Ross, Sinclaire & Associates, LLC:

We have audited the accompanying statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ross, Sinclaire & Associates, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

ROSS, SINCLAIRE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$ 437,366
DEPOSITS WITH CLEARING BROKER AND OTHERS	489,900
RECEIVABLE FROM RELATED PARTIES	83,590
SECURITIES OWNED AT FAIR VALUE	26,238,275
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — Net	364,769
GOODWILL	62,777
OTHER ASSETS	436,668
TOTAL	$ 28,113,345

LIABILITIES AND MEMBERS' EQUITY

SECURITIES SOLD, NOT YET PURCHASED	$ 26,125
PAYABLE TO CLEARING BROKER	14,317,133
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	2,564,867
MEMBERS' EQUITY:	
Additional paid-in capital	14,381,406
Note receivable from members	(3,176,186)
Total members' equity	11,205,220
TOTAL	$ 28,113,345

See notes to statement of financial condition.

1. CORPORATE STRUCTURE

Ross, Sinclaire & Associates, LLC (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company clears all transactions on a fully-disclosed basis through its clearing broker. During 2005, the Company reorganized itself as an Ohio limited liability corporation through the contribution of assets from the predecessor company, Ross Sinclaire & Associates, Inc. (RSAI) and issuance of members' units to three new members. Predecessor RSAI received an 85% ownership in the Company through the contribution of the net assets of RSAI. The three new members own the remaining 15% of the Company. The value of the newly issued minority units was based on the appreciated fair value of the Company at the date of issuance. The Company accepted a note from each of the minority members in exchange for their ownership share. In conjunction with the change in ownership structure, the fiscal year end was changed to December 31 from October 31. Furthermore, as both companies are under common control, there was no step up in the basis of the net assets contributed by RSAI for its interest in the Company during 2006.

In its capacity as a broker-dealer, the Company executes principal transactions, agency transactions and performs underwriting and investment banking services. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The Company's customers are primarily located throughout the midwestern and southeastern United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statement includes the accounts of the Company, which is engaged in a single line of business as a securities broker-dealer comprising of several classes of services, including principal transactions, agency transactions, investment banking, and financial advisory businesses. The accompanying financial statement is presented on the accrual basis of accounting following accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash — Cash consists of amounts on account with depository institutions.

Depreciation — Depreciation is provided on an accelerated basis for furniture, equipment, and leasehold improvements and on a straight-line basis for software over the estimated useful lives of the related assets (ranging from 4 to 10 years).

Goodwill — Goodwill represents the excess of the cost of a brokerage business acquired in 1997 over the fair value of the net assets at the date of the acquisition. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, this goodwill is not amortized but is reviewed annually for impairment. The Company completed the annual goodwill impairment test required by this standard and determined that no impairment exists.

Recently Issued Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 defines fair value by clarifying the exchange price notion presented in earlier definitions and providing a framework for measuring fair value. SFAS 157 also expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of this Statement on January 1, 2008, did not have a material effect on the Company's financial statement.

3. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements at December 31, 2008, consist of the following:

Furniture and equipment	$ 836,895
Software	423,030
Leasehold improvements	52,099
Total	1,312,024
Less accumulated depreciation	(947,255)
Furniture, equipment, software, and leasehold improvements — net	$ 364,769

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2008, the Company's net capital of $8,354,896 exceeded its required net capital of $250,000 by $8,104,896. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2008, was 0.32 to 1 as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2008, the balance at the clearing broker was $100,000.

5. RELATED-PARTY TRANSACTIONS

The Company leases certain office space from its members. Additionally, the Company may borrow funds from one of its members as a source of short-term funding. The borrowed funds are repaid to the members with interest at a current market rate. There were no borrowings outstanding during 2008.

Receivable from related parties aggregating $83,590 were due from the members of the Company, entities owned by the members of the Company, and employees of the Company at December 31, 2008.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by customers in the above situations. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS No. 157, which provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow

methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, are as follows:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$25,214,495	$ -	$25,214,495
Corporate bonds		846,964		846,964
Equities	176,816			176,816
Short municipals		(26,125)		(26,125)
Totals	$ 176,816	$26,035,334	$ -	$26,212,150

8. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Company is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent as of December 31, 2008, was $4,696,000. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

9. COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and office space under lease agreements, including with related parties, which expire at various dates through fiscal year ending 2016, with rent payable in monthly installments. The leases are classified as operating leases. Minimum future payments required under the leases are as follows for the years ending December 31:

2009	$ 602,894
2010	293,589
2011	146,860
2012	144,403
2013	113,653
2014 and beyond	268,758

In August 2008, the Company entered into an agreement with various parties to settle a dispute regarding an outstanding obligation that had been vacated by a third party. All parties suffered financial burden as a result of the settlement. However, it was determined that the risks and costs associated with the continuation of the dispute were potentially more injurious to all parties than the agreed upon settlement. Company management has instituted updated policies and procedures to mitigate the risk of future recurrence. Such settlement is included Accounts Payable, Accrued Expenses, and Other Liabilities on the Statement of Financial Condition.

The Company is not party to any other material litigation. However, there are other litigation matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. For these underwriting transactions, settlement of these transactions as of December 31, 2008 would not have a material effect on the Company's financial position.

* * * * *

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
P.O. Box 5340
Cincinnati, OH 45201-5340
USA

Tel: +1 513 784 7100
www.deloitte.com

February 27, 2009

Ross, Sinclaire & Associates, LLC
700 Walnut Street, Suite 600
Cincinnati, OH 45202

In planning and performing our audit of the financial statements of Ross, Sinclaire & Associates, LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. The size of the business and resultant limited number of employees impose practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of the procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP